Exhibit 99.1

OPC Energy Ltd.
Report of the Board of Directors

OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the Three-Month Period Ended March 31, 2023

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies (hereinafter together – “the Group”), as at March 31, 2023 and for the three‑month period then ended (“the Period of the Report”).

Except for the data reviewed in the Company’s consolidated financial statements as at March 31, 2023 (hereinafter – “the Interim Statements”) that is included in this report below, the data appearing in the Report of the Board of Directors has not been audited or reviewed by the Company’s auditing CPAs.

This Report of the Board of Directors is submitted on the assumption that the Interim Statements and all the sections of the Company’s Periodic Report for 2022, which was published on March 19, 2023 (Reference No.: 2023‑01‑028212) (“the Periodic Report for 2022”) are known to the reader and references to the Company’s reports include the information stated therein by means of reference.

OPC Energy Ltd.
Report of the Board of Directors

1.	Executive Summary[1] Highlights of the results (in millions of shekels)

	For the
	Three Months Ended
	March 31
	2022	2021	Change

Adjusted EBITDA* – consolidated	275	238	16%
Adjusted EBITDA* – Israel	118	120	(2)%
Adjusted EBITDA* – U.S.	164	123	33%
Adjusted EBITDA* renewable energies – U.S.	7	8	(12)%
Adjusted EBITDA* energy transition – U.S.	181	136	33%
Income	79	104	(24)%
Adjusted income*	103	85	21%

*
Adjusted EBITDA and net income – for additional information regarding the definition and manner of the calculation – see Sections 4B, 4E and 5E of Report of the Board of Directors which are included in the Periodic Report for 2022.

Main developments in the period of the report
Israel
Eshkol tender – a bid was submitted for acquisition of the Eshkol power plant by a joint company held in equal shares by the Group and the Noy Fund.

Israel Lands Authority tenders – win in a land tender of Israel Lands Authority for a consideration of about NIS 484 million, involving construction of facilities for solar generation of electricity, with a capacity of about 245 megawatts, together with storage, with a capacity of about 1,375 megawatts/hour.

Completion of the Veridis transaction and structural change in Israel – investment of capital in the first quarter in the amount of about NIS 452 million for further growth in Israel and the structural change such that Veridis holds 20% of all the activities in Israel.

Completion of Gat transaction and financing of the project – acquisition of a power plant with a capacity of 75 megawatts, for a consideration of NIS 872 million (after initial adjustments of working capital) and closing of a project financing agreement in the amount of NIS 450 million.

Increaser of the electricity tariffs – an average increase of about 12% in the generation component compared with the corresponding quarter last year.

Update of the hourly demand brackets from the beginning of the quarter – negative impact on the results in Israel activities and change in the seasonality of the revenues – significant increase in the summer period at the expense of the other months of the year, particularly the months of the first quarter.

Commercial operation of the Karish reservoir starting from the end of the first quarter – estimated annual savings of about NIS 60 million.

Signing of agreement with the Bazan Group for supply of solar electricity – scope of 50 megawatts, graduated commencing from January 2025.

____________________________
[1]
The Executive Summary below is presented solely for convenience and it is not a substitute for reading the full detail (including with reference to the matters referred to in the Summary) as stated in this report with all its parts (including warnings relating to “forward‑looking” information, definitions or explanations with respect to the indices for measurement of the results).

OPC Energy Ltd.
Report of the Board of Directors

1.         Executive Summary (Cont.)

Main developments in 2022 (Cont.)

U.S.
Decline in the energy margins starting from the beginning of the quarter offset by hedging of the energy margins – the decline is against the background of the warm winter and high inventory levels.

Completion of the Mountain Wind transaction and financing of the project subsequent to the date of the report – acquisition of a portfolio of active wind farms with a capacity of 81.5 megawatts for a consideration of about NIS 625 million (about $175 million1), and closing of the project financing agreement, in the amount of about NIS 270 million (about $75 million).

Signing of an agreement with a tax partner in Maple Hill – investment of the tax partner in the aggregate amount of about NIS 280 million (about $78 million), constituting about 40% of the construction cost, in light of the increase of the ITC rate as a result of the IRA Law.

Extension of the of Valley financing agreement – reaching of principle consents that require formal approvals and signing of final documents for extension of the repayment date of the loan by 3 additional years along with reduction of the debt of about $55 million (CPV’s share – 50%) and update of the weighted‑average interest margin to about 5.75%.

____________________________
2          In this report, “dollar” means the U.S. dollar.

Portfolio of about 13 GW and about 1.4 GWh of storage (*)

US

(*) For additional information – see Section 5 below.

Israel

2.	Brief description of the Group’s area of activities

The Company is a public company the securities of which are listed for trade on the Tel Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

For details regarding the Group’s activity segments in the period of the report and the update thereto commencing from the end of 2022 – see the Directors’ Report for 2022.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Company’s Business Environment

3.1	General

A.
Macro‑economic environment (particularly changes in inflation and interest) – for details regarding significant changes in the macro‑economic environment in Israel and in the U.S., mainly during 2022 and as a result of the impact of the business environment on the activities of the Group companies, among other things, the prices of energy, electricity and natural gas, tariffs in the Israeli electricity sector, the costs of executing construction projects, financing expenses, currency exchange rates and the like – see Section 11 below.

Set forth below is data with reference to the Consumer Price Index (CPI) in Israel and in the U.S. and the interest rates of Bank of Israel and the Fed and the currency exchange rate:

							Proximate
							to the
	For the				For the		approval
	three months ended				year ended		date of
	3.31.23	Change	3.31.22	Change	12.31.22	Change	the report

CPI – Israel	108.9	1.1%	103.5	1.2%	107.7	5.3%	110.1

CPI – U.S.	300.84	1.1%	283.7	2.1%	297.7	7.1%	303.3

Interest rate – Bank
of Israel	4.25%	1%	0.1%	–	3.25%	3.2%	4.75%

Interest rate – the Fed
– U.S.	4.75% – 5%	0.5%	0.25% – 0.5%	0.25%	4.5% – 4.25%	4.25%	5% – 5.25%

Shekel/dollar currency
exchange rate	3.615	2.73%	3.176	2.12%	3.519	13.15%	3.66

In January 2023, the Government began advancement of a plan for making changes in Israel’s judicial system. Pursuant to the publications in the media, the changes could impact the strength of the Israeli economy, and in particular they could lead to a reduction of the credit rating of the State of Israel (where as at the publication date of the report, the Moody’s rating company reduced the rating outlook from “positive” to “stable”), adversely impact investments in the Israeli economy and trigger a removal of money and investments from Israel, increase the costs of the financing sources in Israel, cause of weakening of the exchange rate of the shekel against other currencies (including the dollar) and harm the activities of the business sector. To the extent the above estimates materialize, wholly or partly, this could negatively impact the financial position and activities of the Company customers and suppliers and could also impact the availability and cost of the capital and financing sources that are required by the Company, mainly for purposes of supporting its continued business growth.

B.
The Coronavirus and broad global impacts on raw‑material prices and the supply chain – for details regarding the impacts of the global trends that started against the background of the Coronavirus crisis and the Company’s estimate regarding the continuation and scope thereof on the Group’s activities, if any – see Section 3.1B to the Report of the Board of Directors for 2022.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Company’s Business Environment (Cont.)

3.2	Activities in Israel

C.	Update of the electricity tariffs in the period of the report, including the brackets of the demand hours –

In the period of the report and thereafter, as well as during 2022, a number of updates of the Electricity Authority of the electricity tariff and the generation component entered into effect. For additional details – see Sections 7.2.3 and 7.10 of Part A of the Periodic Report for 2022.

Set forth below is data regarding the weighted‑average generation component (the prices are denominated in kilowatt hours):

Period	2023	2022	Quarterly change

January	31.20	25.26
February	30.81	28.69
March	30.81	28.69	+12%
First quarter average	30.94	27.55

Commencing from April 2023, the weighted‑average generation component is about NIS 0.3039 per kilowatt hour.

For additional details regarding the updates made and the circumstances thereof – see Section 3.2C to the Report of the Board of Directors for 2022. It is noted that the results of the Group’s activities in Israel are materially impacted by changes in the electricity generation tariff, in such a manner that an increase in the electricity tariff has a positive impact on the Group’s result, and vice‑versa.

Update of the brackets of the demand hours

In August 2022, the Electricity Authority published a decision to revise, the time of use (TOU) demand categories (brackets) for purposes of adjusting the structure of the load and time tariffs (TOAZ) for a significant integration of solar energy and storage. For additional details – see Section 3.2C of the Report of the Board of Directors for 2022. Based on the decision, the updated tariff structure entered into effect at the beginning of 2023 upon update of the tariff to the consumer for 2023.

As result of the decision, the Group acts on an ongoing basis to adjust the mix of its sales in Israel, to the extent possible, to the structure of the updated demand‑hours categories. As stated in the Periodic Report for 2022, update of the demand‑hours categories has a negative impact on the Group’s results, as detailed in Section 4 below, this being since, in general, the consumption profile of the Group’s customers, which are mostly industrial and commercial customers, has low consumption volatility in the daytime hours compared with the consumption profile of households that is reflected in the tariffs and arrangements determined in the update with reference to the low‑level and peak hours.1 In the Company’s estimation, the annual scope of the negative impact on its activities in Israel is estimated at about NIS 35 million. In addition, a change in the demand brackets changes the seasonal breakdown of the Company’s revenues and income in Israel over the year in such a manner that it significantly increases the third quarter (summer season) at the expense of the other quarters – particularly the first quarter, such that the results of the Group’s activities in Israel in the period of the report compared with the corresponding quarter last year were more severely impacted against the background of the seasonal difference, as stated (for additional details – see Section 4 below).

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Company’s Business Environment (Cont.)

3.2	Activities in Israel (Cont.)

D.
Supplementary arrangements and granting of a supply license to Rotem – in February 2023, the Electricity Authority published a proposed decision that includes application of benchmarks and granting of a supplier license to Rotem – for additional details – see Section 3.2E of the Report of the Board of Directors for 2022 (“the Proposed Decision”). As at the approval date of the report, a final decision had not yet been published and the arrangements included as part of the Proposed Decision had not yet entered into effect, where to the best of the Company’s knowledge, the Electricity Authority is expected to publish a decision regarding the matter. There is no certainty regarding the final language of the arrangements that will be determined (if ultimately determined) and the scope of their impact. Based on the publication, the Proposed Decision creates uniformity regarding many aspects of the regulation applicable to Rotem with that of the generation facilities that are authorized to execute bilateral transactions, and thus they should permit Rotem to operate in the energy market in a manner similar to that of the other generation facilities that are authorized to execute bilateral transactions. In addition, as stated in Section 7.15.5.1 of Part A of the Periodic Report for 2022, in the Company’s estimation arrangements as stated in the proposed decision are expected to settle certain disputes between Rotem and the System Operator. Accordingly, to the extent an arrangement is not determined regarding Rotem, as stated, and/or a different arrangement is determined or an arrangement that does not include granting a supply license to Rotem, Rotem will be required to settle the disputes with the System Operator, as stated, and as at the approval date of the report, the Company is not able to estimate the impact of the said disputes on Rotem’s activities[4].

For additional details regarding developments of the Group’s activities in Israel – see Sections 5 and 9 below.

[3]
For additional details – see Sections 7.2.4 and 7.10.2 of Part A of the Periodic Report for 2022. That stated in this Section with reference to the impacts of the update to the hourly demand brackets constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on the Company’s estimates and assumptions as at the date of the report and regarding which there is no certainty it will materialize. Ultimately, the impact could be different than that stated, this being due to, among other things, the Company’s estimates with respect to the consumption profile not materializing, the manner of its distribution and/or the actual mix of the customers and/or occurrence of one or more of the risk factors the Company is subject to.

[4]	For additional details – see Section 7.3.18.5 of Part A of the Periodic Report, which is presented by means of reference.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Company’s Business Environment (Cont.)

3.3	Activities in the U.S.

E.	Electricity and natural gas prices

Natural gas prices

Set forth below are the average natural gas in each of the main markets in which the power plants of the CPV Group operate (the prices are denominated in dollars per MMBtu)*:

	For the
	Three Months Ended
Region	March 31
(Power Plant)	2023	2022	Change

TETCO M3 (Shore, Valley)	2.93	6.73	(56)%
Transco Zone 5 North (Maryland)	3.19	7.47	(57)%
TETCO M2 (Fairview)	2.25	4.10	(45)%
Dominion South (Valley)	2.22	4.06	(45)%
Algonquin (Towantic)	5.13	13.67	(62)%

*Source: The Day‑Ahead prices at gas Midpoints as reported in Platt’s Gas Daily. It is clarified that the actual gas prices of the power plants of the CPV Group could be significantly different.

As is shown by the above table, the natural gas prices in the CPV Group’s activity markets decreased significantly in the period of the report compared with the corresponding period last year. In the estimation of the CPV Group, the said decrease in the natural gas price is mainly against the background of the warm winter conditions that existed in the CPV Group’s activity markets along with high seasonal inventory levels of natural gas.

Electricity prices

The following table summarizes the average electricity prices in each of the main markets in which power plants of the CPV Group are active (the prices are denominated in dollars per megawatt hour):

	For the
	Three Months Ended
Region	March 31
(Power Plant)	2023	2022	Change

PJM West (Shore and Maryland)	33.13	55.58	(40)%
PJM AD Hub (Fairview)	31.05	48.46	(36)%
NY‑ISO Zone G (Valley)	42.09	94.69	(56)%
ISO‑NE Mass Hub (Towantic)	50.57	110.72	(54)%

Based on Day‑Ahead prices as published by the relevant ISO. It is clarified that the actual gas prices of the power plants of the CPV Group could be significantly different.

The decrease in the electricity prices in the period of the report compared with the corresponding periods last year, as shown by the above table, corresponds to the trend of decreasing natural gas prices.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Company’s Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

F.	Availability (capacity) payments

Availability (capacity) is a payment component that is paid by regulatory bodies that manage demand and loads (system operators) for electricity generators, with respect to their ability to generate energy at the required times for purposes of reliability of the system. This payment component is an additional component, separate and apart from the component based on the energy prices (which is paid in respect of sale of the electricity). Definition of the payment component, as stated, including entitlement to a payment for seeing to availability of the electricity, including provisions regarding bonus or penalty payments, are governed by the tariffs determined by the FERC of every market. Accordingly, NY‑ISO, PJM and ISO‑NE publish mandatory public tenders for determination of the a1vailability (capacity) tariffs.

It is noted that, in the nature of things, an increase in the availability (capacity) prices favorably impacts CPV’s results, and vice‑versa. The impact on the overall results changes as a function of the energy margins, which impacts the essential payment component for generation of the electricity and the sale thereof – this being taking into account that the weight of the availability (capacity) payments is usually lower than the sale of the electricity component.

PJM market

In the PJM market, the capacity payments vary between the market’s sub‑regions, as a function of local supply and demand and transmission capabilities.

Set forth below are the capacity tariffs in the sub‑regions that are relevant to the CPV Group’s power plants and in the general market (the prices are denominated in dollars per megawatt per day). It can be seen in the following table that the availability prices have declined from period to period – this being mainly as a result of a decline in the expected demand, increase in the projects based on gas and renewable energy projects – and respectively, offering of lower prices by the players as part of the availability tenders.

Sub-Region	CPV Plants[5]	2024/2025	2023/2024	2022/2023	2021/2022
PJM RTO		28.92	34.13	50	140
PJM COMED	Three Rivers	28.92	34.13	-	-
PJM MAAC	Fairview, Maryland, Maple Hill	49.49	49.49	95.79	140
PJM EMAAC	Shore	54.95	49.49	97.86	165.73

Source: PJM

5 The Three Rivers project, which is in the construction stages, will be entitled to capacity payments, subject to completion of the construction, commencing from its commercial operation.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Company’s Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

F.	Availability payments (Cont.)

NYISO market

Similar to the PJM market, the NYISO market availability payments are made as part of a mechanism for centralized purchase of availability. For additional details, particularly regarding seasonal and new tenders – see Section 3.3G of the Report of the Board of Directors for 2022.

Set forth below are the capacity prices determined in the seasonal tenders in NYISO market, the availability prices rose compared with prior periods – and this being mainly due to exit from the system of power plants and an anticipated increase in demand (the prices are denominated in dollars per megawatt per day):

Sub-Area	CPV Plants	Summer 2023	Winter 2022/2023	Summer 2022	Winter 2021/2022
NYISO Rest of the Market	–	153.26	39.12	110.87	33.15
Lower Hudson Valley	Valley	164.35	43.43	151.63	33.48

Source: NYISO – the Company’s processing in order to convert from dollars for kilowatt per month to dollars for megawatt per day.

It is noted that the Valley power plant is located in Area G (Lower Hudson Valley) and the actual capacity prices for the Valley power plants are impacted by the seasonal tenders, the monthly tenders and the SPOT prices, with variable capacity prices every month, as well as bilateral agreements with energy suppliers in the market.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Company’s Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

F.	Availability payments (Cont.)

ISO‑NE market

The Towantic power plant, which operates in this market, participated for the first time in a capacity tender for 2018–2019 at a price of $313.97 MW/day and determination of the tariff for seven years in respect of 725 megawatts linked to the Utilities Inputs Index, which will apply up to May 2025. Set forth below are the capacity payments determined in the sub‑regions that are relevant to the Towantic power plant (the prices are denominated in dollars per megawatt per day):

Sub-Region	CPV Power Plants	2026/2027	2025/2026
ISO-NE Rest of the Market	Towantic	85.15	85.15

Source: NE‑ISO – the Company’s processing in order to convert from dollars for kilowatt per month to dollars for megawatt per day.

It is noted that the actual availability prices for the Towantic power plant are impacted by forward tenders, supplemental annual tenders, monthly tenders with variable capacity prices in every month and bilateral agreements with the energy suppliers in the market.

G.
For additional details regarding the IRA Law, which grants significant tax benefits to projects involving renewable energies and carbon capture technologies, and the impact thereof on the construction and development projects of the CPV Group – see Section 3.2H of the Report of the Board of Directors for 2022.

For additional details regarding developments in the Company’s activities in the U.S. – see Sections 5 and 9 below.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the three‑month period ended March 31, 2023 (in millions of NIS)

The Group’s activities in Israel and the United States are subject to seasonal fluctuations (for additional details regarding seasonal impacts – see Sections 7.10 and 8.7 to Part A of the Company’s Periodic Report for 2022 and Section 3.2C above.

In Israel, the TOAZ tariffs are supervised (controlled) and published by the Electricity Authority. For details regarding a decision to update the hourly demand categories of the TOAZ commencing from January 1, 2023 – see Section 3.2C above and Section 7.2.4 of Part A (Description of the Company’s Business) of the Periodic Report for 2022. Update of the hourly demand brackets changes the breakdown of the Company’s revenues over the quarters in such a manner that it increases the third quarter (the summer months) at the expense of the other quarters, and particularly the first quarter.

In the United States, the electricity tariffs are not supervised (controlled) and are impacted by the demand for electricity, which is generally high in the summer and the winter compared with the average and as a function of the natural gas prices. In 2023, the winter season was warmer than usual in such a manner that had a negative impact on the electricity margins relative to this season, as detailed in Section 3.3 above.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the three‑month period ended March 31, 2023 (in millions of NIS) (Cont.)

A.	Statement of income[6]

	For the three months ended
Section	March 31		Board’s explanations
	2023	2022

Revenues from sale and provision of services (1)	519	468	For details – see this Section below.
Cost of sales and provision of services (without depreciation and amortization) (2)	364	311	For details – see this Section below.
Depreciation and amortization	48	42
Gross profit	107	115	For details – see Sections C and D below.
Administrative and general expenses	59	48	For details – see Sections C and D below.
Share in earnings of associated companies[7]	85	95	For details – see Section D below.
Business development expenses	15	10
Ordinary income	118	152
Financing expenses, net	18	21
Income before taxes on income	100	131
Taxes on income	21	27
Net income for the period *	79	104
Adjustments	24	(19)	For details – see Section F below.
Adjusted income for the period[8] **	103	85

*
Net income for the period of about NIS 63 million in the period of the report and a loss of about NIS 78 million in the corresponding period last year is attributable to the Company’s shareholders and the balance is attributable to the holders of the non‑controlling interests.

**
Adjusted net income for the period of about NIS 79 million in the period of the report and about NIS 66 million in the corresponding period last year is attributable to the Company’s shareholders and the balance is attributable to the holders of the non‑controlling interests.

[6]	The results of the associated companies in the U.S. are presented in the category “Company’s share in earnings of associated companies”.
7 The earnings of associated companies in the U.S. includes income or loss in respect of changes in the fair value of derivative financial instruments from plans of the CPV Group that hedge electricity margins, which are not designated for application of hedge accounting and that were not yet realized as at the date of the financial statements.
8 It is emphasized that “adjusted income or loss” as stated in this report is not a recognized data item that is recognized under IFRS or under any other set of generally accepted accounting principles as an index for measuring financial performance and should not be considered as a substitute for income or loss or other terms provided in accordance with IFRS. It is possible that the Company’s definitions of “adjusted income or loss” are different than those used by other companies. Nonetheless, the Company believes that the “adjusted income or loss” provides information that is useful to management and investors by means of eliminating certain line items (categories) that do not constitute an indication of the Company’s ongoing business activities.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the three‑month period ended March 31, 2023 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(1) Changes in revenues (in NIS millions):

Revenues	For the		Board’s Explanations
	Three Months Ended
	March 31,
	2023	2022
Revenues in Israel
Revenues from sale of energy to private customers	300	291
The increase stems from an increase in customer consumption, in the amount of about NIS 81 million, offset by a decrease, in the amount of about NIS 72 million, which is a result of the impact in the change of the hourly demand brackets, net of an increase in the generation component (as detailed Section 3.2C, above).

Revenues from private customers in respect of infrastructure services	116	75	The increase, stems mainly from an increase in the infrastructure tariff and an increase in customer consumption, in the amounts of about NIS 33 million and about NIS 9 million, respectively.
Revenues from sale of energy to the System Operator and to other suppliers	23	40	Most of the decrease, in the amount of about NIS 11 million, stems from an increase in customer consumption, which decreased the revenues from surplus electricity.
Revenues from sale of steam	17	14
Other revenues	8	8
Total revenues in Israel	464	428

Revenues in the U.S.
Revenues from sale of electricity from renewable energy	24	22
Revenues from provision of services (under others)	31	18
Total revenues in the U.S.	55	40

Total revenues	519	468

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the three‑month period ended March 31, 2023 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization) (in NIS millions):

Cost of Sales and Provision of Services	For the		Board’s Explanations
	Three Months Ended
	December 31
	2023	2022
Cost of sales in Israel
Natural gas and diesel oil	133	123
An increase, in the amount of about NIS 18 million, stemming from an increase in the natural gas tariff as a result of an increase in the generation component and the shekel/dollar exchange rate, an increase, in the amount of about NIS 10 million, in the quantity of the gas consumed against the background of unplanned maintenance work at the Rotem Power Plant in the corresponding period last year, offset by a decrease, in the amount of about NIS 18 million, deriving from compensation from Energean relating to Rotem and Hadera. (For details – see Note 8A(1) to the Interim Statements).

Expenses in respect of acquisition of energy	43	57
A decrease, in the amount of about NIS 22 million, against the background of unplanned maintenance work at the Rotem Power Plant in the corresponding period last year, offset by an increase, in the amount of about NIS 10 million, deriving from an increase in consumption by customers in the period of the report.

Expenses in respect of infrastructure services	116	75	The increase stems mainly from an increase in the infrastructure tariff and an increase in customer consumption, in the amounts of about NIS 33 million and about NIS 9 million, respectively.
Cost of transmission of gas	7	8
Operating expenses	21	20
Other expenses	12	6	An increase, in the amount of about NIS 6 million, in respect of activities relating to the commercial operation of Zomet, which is expected to take place in the second quarter of 2023.
Total cost of sales in Israel	332	289

Cost of sales and services in the U.S.
Cost of sales in respect of sale of electricity from renewable energy	8	6
Cost in respect provision of services (under others)	24	–
Total cost of sales and provision of services in the U.S.	32	22
Total cost of sales and provision of services	364	311

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the three‑month period ended March 31, 2023 (in millions of NIS) (Cont.)

B.	Calculation of the EBITDA and Adjusted EBITDA[9] (in millions of NIS):

	For the
	Three Months Ended
	December 31
	2023	2022

Revenues from sales and provision of services	519	468
Cost of sales (without depreciation and amortization)	(364)	(311)
Administrative and general expenses (without depreciation and
amortization)	(55)	(46)
Business development expenses	(15)	(10)
Consolidated EBITDA	85	101
Share of Group in proportionate EBITDA of associated companies (1)	160	160
EBITDA (total consolidated and the proportionate amount of
associated companies)	245	261
Adjustments – see detail in Section F below	30	(23)
Adjusted EBITDA	275	238

(1)	Calculation of proportionate “EBITDA” and “Adjusted EBITDA” of associated companies[10] (in millions of NIS):

	For the
	Three Months Ended
	December 31
	2023	2022

Revenues from availability payments	57	60
Revenues from sales of energy and other	275	475
Cost of sales – natural gas (without depreciation and amortization)	(158)	(295)
Cost of sales – other expenses (without depreciation and
amortization)	(68)	(57)
Gain (loss) from realization of transactions hedging the electricity
margins	83	(41)
Changes in fair value of forward transactions in hedging plans
of the electricity margins	(23)	23
Administrative and general expenses (without depreciation and
amortization)	(6)	(5)
Proportionate EBITDA of associated companies	160	160
Adjustments in respect of associated companies (see detail in
Section F below)	(23)	23
Adjusted proportionate EBITDA of associated companies	183	137

[9]	For details regarding the definitions of “EBITDA” and “Adjusted EBITDA” – see Section 4B of the Report of the Board of Directors for 2022.
[10]	Represents the EBITDA of the associated companies on the basis of the rate of holdings of the CPV Group therein.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the three‑month period ended March 31, 2023 (in millions of NIS) (Cont.)

B.	EBITDA and Adjusted EBITDA (Cont.)

Set forth below is a breakdown of the adjusted EBITDA data broken down by the subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) (in NIS millions):

	Basis of
	presentation
	in the	For the
	Company’s	Three Months Ended
	financial	December 31
	statements	2023	2022

Rotem	Consolidated	101	101
Hadera	Consolidated	26	25
Zomet	Consolidated	(3)	(2)
Business development costs, headquarters and others	Consolidated	(6)	(4)
Total Israel		118	120
Fairview	Associate	56	14
Towantic	Associate	31	23
Maryland	Associate	11	8
Shore	Associate	9	9
Valley	Associate	76	84
Other	Consolidated	(2)	(2)
Total energy transition in the U.S.		181	136
Keenan	Consolidated	16	14
Development costs of renewable energy	Consolidated	(9)	(6)
Total renewable energy in the U.S.		7	8
Total activities under other segments	Consolidated	–	(1)
Headquarters in the United States[11]	Consolidated	(24)	(20)
Total United States		164	123

Company headquarters (not allocated to the
segments)[11]	Consolidated	(7)	(5)

Adjusted EBITDA		275	238

11 After elimination of management fees between the CPV Group and the Company, in the amounts of about NIS 5 million and about NIS 5 million for the three‑month periods ended March 31, 2023 and 2022, respectively.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the three‑month period ended March 31, 2023 (in millions of NIS) (Cont.)

C.	Analysis of the change in adjusted EBITDA – segment in Israel

Set forth below is an analysis of the change in adjusted EBITDA in Israel in the period of the report compared with the corresponding period last year (in NIS millions):

1.
Energy margin – the decrease in energy margin in the period of the report compared with the corresponding period last year stems mainly from a negative impact on the revenues as a result of revision of the hourly demand brackets, in the aggregate amount of about NIS 72 million, of which about NIS 61 million will be recovered mainly in the third quarter of 2023 (for additional details – see Section 3.2C above), net of the increase in the generation tariff, in the amount of about NIS 39 million, and an increase in the natural gas prices as a result of an increase in the generation tariff, and from the weakness of the shekel against the dollar (an increase of about NIS 14 million). On the other hand, there was an increase in sales of energy, in the amount of about NIS 13 million, due to an increase in customer consumption.

2.
Unavailability due to maintenance work – during the corresponding quarter last year, the Rotem and Hadera power plants were shut down for different periods of time for purposes of maintenance work, which had a negative impact on their results compared with the period of the report. For additional details – see Section 4C(3) to the Report of the Board of Directors for 2022. Later on in 2023 Hadera’s gas turbines are expected to undergo maintenance, in the cumulative amount of about 45 days[1].

3.
One‑time events – in the period of the report, Rotem and Hadera recognized a contractual monetary amount it is entitled to from Energean, in the aggregate amount of about NIS 18 million further to amendment of the agreements from May 2022. The said amount is expected to be received in the beginning of 2024. For additional details – see Note 8A(1) to the Interim Statements.

[12]
That stated with reference to the maintenance work and the duration of the period thereof constitutes “forward‑looking” information, as it is defined in the Securities Law, 1968 (“the Securities Law”) which is based on the Company’s estimates as at the submission date of the report. Actually, the maintenance work could be postponed or could continue even beyond that planned due to, among other things, technical delays, disruptions or breakdowns in the work process, and/or delay in arrival of the work teams or equipment to the site. The maintenance work and a delay and/or problems with the maintenance work (particularly a continuing delay) could have a significant negative impact on Hadera’s results.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the three‑month period ended March 31, 2023 (in millions of NIS) (Cont.)

D.	Analysis of the change in adjusted EBITDA – energy transition segment in the U.S.

Set forth below is an analysis of the change in the adjusted EBITDA in the energy transition segment in the U.S. in the period of the report compared with the corresponding period last year (in millions of NIS):13

1.
Unavailability – most of the increase stems from unplanned maintenance work at the Valley power plant in the corresponding period last year. As stated in the Periodic Report for 2022, later on in 2023, the Shore, Fairview and Valley power plants are each expected to perform significant maintenance work (significant maintenance work generally lasts for about 30 to 40 days).[14]

2.
Energy margin and availability (capacity) payments – as stated in Section 3.3F above, in the period of the report the gas prices and the electricity prices declined significantly compared with the corresponding period last year, and correspondingly there was a decline, in the amount of about NIS 98 million, in the electricity margins of the CPV Group (on the assumption of full capacity). In addition, there was a decrease, in the amount of about NIS 9 million, in the availability payments in the period of the report compared with the corresponding period last year (for details regarding the availability tariffs – see Section 3.3(F) above).

3.
Energy hedges[15] – the said decrease in the electricity margins in some of the power plants was partly offset by hedging made during 2022 the realization of which led to an increase in the results of the CPV Group in the period of the report, in the amount of about NIS 128 million, compared with the corresponding period last year. For details regarding energy hedges for the balance of 2023 – see Section E below.

[13]	For the definition of adjusted EBITDA – see Section 4B above to the Report of the Board of Directors for 2022.
[14]
That stated with reference to maintenance work, the duration thereof and the expected projects constitutes “forward‑looking” information, as it is defined in the Securities Law, 1968 (“the Securities Law”). It is noted that additional maintenance work may be required in the power plants of the CPV Group, including unplanned maintenance work, due to a change in the timetables or breakdowns. Partial activities or a shutdown of the power plants for extended periods would have a negative impact on the results of the CPV Group.

15 For details relating to the risk management policies in the CPV Group, and particularly with reference to hedging of part of the electricity margins – see Note 23 to the consolidated financial statements for 2022.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the three‑month period ended March 31, 2023 (in millions of NIS) (Cont.)

E.	Additional details regarding energy hedges and guaranteed availability payments in the Energy Transition segment in the U.S.[16]

As at the approval date of the report, the CPV Group has entered into hedging agreements, which assure the energy margins and availability payments for the nominal supply of the power plants running on natural gas (that are held through associated companies). For details regarding the manner of provision of collaterals by the CPV Group in respect of the hedging agreements – see Section 4D(5) of the Report of the Board of Directors for 2022.

Set forth below is the scope of the hedging for the rest of 2023:

April–December 2023 (**)

Scope of the hedged energy (% of the power plant’s capacity based on the expected generation)	10%

Hedged energy margin (millions of NIS) (*)	About 70 (about $20 million)

Set forth below is the scope of the secured availability payments for the rest of 2023:

April–December 2023 (**)

Scope of the availability payments (% of the power plant’s capacity)	92%

Availability payments (millions of NIS) (*)	About 145 (about $40 million)

(*)	The data presented in the above tables is on the basis of the rate of holdings of the CPV Group in the associated companies.

(**)	As at the approval date of the report.

[16]	The estimated percentages and the actual hedged energy margins could change due to new hedges and/or sales of availability made or as a result of market conditions.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the three‑month period ended March 31, 2023 (in millions of NIS) (Cont.)

F.	Adjustments to EBITDA and income for the year

	For the three months ended
Section	March 31		Board’s explanations
	2023	2022

Change in the fair value of derivative financial instruments in the U.S. (as part of the Company’s share of income of associated companies in the U.S.)	23	(23)
Represents the change in the fair value of derivative financial instruments that are used in programs for hedging electricity margins of the transition generation energies segment in the U.S. and that were not designated for hedge accounting – for details see Section E above.

Change in expenses, not in the ordinary course of business and/or of a non‑recurring natures	7	–
In the period of the report, represents activities in respect of the Company’s preparations for the commercial operation of the Zomet power plant, which is expected to take place in the first half of 2023.

Total adjustments to EBITDA	30	(23)

Tax impact in respect of the adjustments	(6)	4
Total adjustments to net income for the period	24	(19)

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the three‑month period ended March 31, 2023 (in millions of NIS) (Cont.)

G.	Detail regarding sales, generation and purchases of energy (in millions of kilowatt/hours)

Israel

Set forth below is detail of actual generation of the power plants in Israel:

		For the period ended March 31, 2022				For the period ended March 31, 2023
		Potential	Net	Actual	Actual	Potential	Net	Actual	Actual
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh)	(GWh)	(%)	(%)	(GWh)	(GWh)	(%)	(%)

Rotem	466	962	831	86.4%	87.9%	966	911	94.3%	100%
Hadera	144	259	255	98.5%	98.5%	259	252	97.3%	97.3%

U.S.

Set forth below is detail of the actual generation (*) of the active power plants in the U.S.

		For the period ended March 31, 2022				For the period ended March 31, 2023
		Potential	Net	Actual	Actual	Potential	Net	Actual	Actual
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh)	(GWh)	(%)	(%)	(GWh)	(GWh)	(%)	(%)
		Energy transition projects (natural gas)

Fairview	1,050	2,324	2,107	94.6%	96.7%	2,323	2,166	97.2%	100.0%
Towantic	805	1,740	1,232	67.8%	95.1%	1,681	1,333	73.1%	95.7%
Maryland	745	1,619	802	49.0%	95.2%	1,619	1,191	73.4%	99.5%
Shore	725	1,625	927	58.5%	99.3%	1,272	826	52.2%	77.0%
Valley	720	1,638	1,349	88.6%	93.9%	1,638	1,161	74.7%	83.1%

		Renewable energy projects

Keennan II	152	328	72	22.0%	93.9%	328	60	18.4%	95.7%

(*)
The net generation is the gross generation during the period less the electricity used for the power plant’s internal purposes. The actual generation percentage is the quantity of the electricity generated in the facilities compared with the maximum quantity that can be generated in the period and it is impacted by unplanned power outages or current maintenance in the power plants that are scheduled for fixed time periods. The revenues of the power plants from energy stem from net generation of electricity.

OPC Energy Ltd.
Report of the Board of Directors

5.	Initiation and Construction Projects

A.        Initiation and construction projects in Israel and in the U.S.

1.	Main details with reference to construction projects in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[17]:

[17]
That stated in connection with projects that have not yet reached operation including with reference to the expected operation date, the technologies and/or characteristics and the anticipated cost of the investment, is “forward‑looking” information, as it is defined in the Securities Law, which is based on the Company’s estimates and assumptions as at the approval date of the report and regarding which there is no certainty it will be realized (in whole or in part). Completion of the said projects (or any one of them) may not occur or may occur in a manner different than that stated above, among other things due to dependency on various factors, including those that are not under the Company’s control, including assurance of connection to the network and output of electricity from the project sites and/or connection to the infrastructures (including gas infrastructures), receipt of permits, completion of planning processes and licensing, completion of construction work, final costs in respect of development, construction and land, the proper functioning of the equipment and/or the terms of undertakings with main suppliers (as applicable) and there is no certainty they will be fulfilled, the manner of their fulfillment, the extent of their impact or what their final terms will be. Ultimately technical, operational or other delays and/or breakdowns and/or an increase in expenses could be caused, this being as a result of, among other things, factors as stated above or as a result of occurrence of one or more of the risk factors the Company is exposed to, including construction risks (including force majeure events), regulatory risks, macro‑economic changes, delays and increased costs due relating to the supply chain, transport and changes in raw‑material prices and etc. For additional details regarding risk factors – see Section 19 of Part A of the Periodic Report for 2022. It is further clarified that delays in completion of the above‑mentioned projects beyond the date originally planned for this could impact the ability of the Company and the Group companies to comply with their obligations to third parties (including, authorities, conditions of permits, lenders, yard consumers and others) in connection with the projects.

OPC Energy Ltd.
Report of the Board of Directors

5.	Initiation and Construction Projects

A.          Initiation and construction projects in Israel and in the U.S.

1.	Main details with reference to construction projects in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company):

Power					Date/		Total	Total
plants/					expectation		expected	expected
facilities					of the start		construction	construction
for					of the	Main	cost	cost
generation		Capacity			commercial	customer/	(NIS	(NIS
of energy	Status	(megawatts)	Location	Technology	operation	consumer	billions)	billions)

Zomet Energy Ltd. (“Zomet”)	Under construction	≈ 396	Plugot Intersection	Conventional powered by natural gas in an open cycle	The first half of 2023 (1)	The System Operator[18]	[19]≈ 1.4	[20]≈ 1.3

(1)	As at the approval date of the report, the power plant is undergoing acceptance tests in anticipation of commercial operation.

18  Noga Management of Electricity Systems Ltd.
19 The estimate of the costs, as stated, does not take into account the amount of the assessment issued by Israel Lands Authority in January 2021, in the amount of about NIS 200 million (not including VAT) in respect of capitalization fees. For additional details – see Note 11B to the consolidated financial statements for 2022. As at the approval date of the report, Zomet filed an appeal of the decision received in the first appeal of the final assessment as stated in Note 11B of the consolidated financial statements for 2022.
20 The estimate of the costs, as stated, does not take into account amounts in respect of milestones provided in the construction agreements of the Zomet power plant that were partly completed and does not take into account the assessment issued by Israel Lands Authority in January 2021, in the amount of about NIS 200 million, as stated.

OPC Energy Ltd.
Report of the Board of Directors

5.	Initiation and Construction Projects (Cont.)

A.        Initiation and construction projects in Israel and in the U.S. (Cont.)

Main details with reference to the initiation and construction projects in Israel19: (Cont.)

Total cost
of the
Power					Date/	Average	Total	investment
plants/					expectation	expected	expected	as at
facilities					of the start	tariff	construction	March 31,
for					of the	for	cost	2023
generation		Capacity			commercial	sale of	(NIS	(NIS
of energy	Status	(megawatts)	Location	Technology	operation	electricity	millions)	millions)

OPC Sorek 2 Ltd. (“Sorek 2”)	Under construction	≈ 87	On the premises of the Sorek B seawater desalination facility	Powered by natural gas, cogeneration	The first half of 2024[21]	Yard consumers and the System Operator	≈ 200	[22]≈ 91

21 It is noted that a delay in the commercial operation beyond the projected contractual date, as detailed in Section 7.15.1.2 of Part A of the Periodic Report for 2022, which is not considered a justified delay as defined in the project agreements, could trigger payment of monthly compensation at a limited graduated rate (taking into account the length of the delay, where a delay after full utilization of the compensation ceiling could give rise to a cancellation right). It is clarified that in the initial delay period, the amount of the compensation for an unjustified delay is not material.
22 Not including amounts relating to milestones provided in the Sorek Power Plant construction agreement that were partially completed.

OPC Energy Ltd.
Report of the Board of Directors

5.	Initiation and Construction Projects (Cont.)

A.        Initiation and construction projects in Israel and in the U.S. (Cont.)

Main details with reference to the initiation and construction projects in Israel19: (Cont.)

Total cost
of the
Power					Date/	Average	Total	investment
plants/					expectation	expected	expected	as at
facilities					of the start	tariff	construction	March 31,
for					of the	for	cost	2023
generation		Capacity			commercial	sale of	(NIS	(NIS
of energy	Status	(megawatts)	Location	Technology	operation	electricity	millions)	millions)

Facilities for generation of energy located on the consumer’s premises	In various stages of development / construction	Projects with a cumulative scope of about 110 megawatts. The Company intends to act to expand projects with a cumulative scope of at least 120 megawatts[23]	On the premises of consumers throughout Israel	Conventional, natural gas and renewable energy (solar, storage)	Gradually starting from the first half of 2023	Yard consumers also including Group customers and the System Operator.	An average of about NIS 4 per megawatt	≈ 126

For additional details regarding projects in development stages in Israel (Hadera 2 and Rotem 2) – see Section 6A to the Report of the Board of Directors for 2022. In addition, for details regarding a win in a tender of Israel Lands Authority – see Section 9D below.

23 Every facility with a capacity of up to 16 megawatts. The Company’s intention, as stated, reflects its intention as at the approval date of the report only, and there is no certainty that the matters will materialize based on the said expectation, and the said intention is subject to, among other things, the discretion of the Company’s competent organs. As at the approval date of the report, there is no certainty regarding signing of additional binding agreements with consumers, and there is no certainty regarding the number of consumers with which the Company will sign agreements and/or regarding the scope of the megawatts the Company will contract for and/or the type of technology if agreements are signed. As stated, as at the approval date of the report, all of the preconditions for execution of all the projects for construction of facilities for generation of electricity on the customer’s premises had not yet been fulfilled, and the fulfillment thereof is subject to various factors, such as, licensing, connection and construction processes.

OPC Energy Ltd.
Report of the Board of Directors

5.	Initiation and Construction Projects (Cont.)

A.        Initiation and construction projects in Israel and in the U.S. (Cont.)

Main details with reference to the initiation and construction projects in Israel19: (Cont.)

2.	Main details regarding construction projects or projects that have a PPA for long‑term sale in the U.S.[24]

24 Details with respect to the scope of the investments in the United States were translated from dollars and presented in NIS based on the currency rate of exchange on March 31, 2023 – $1 = NIS 3.615. The information presented below regarding projects under construction, including regarding the expected commercial structure, the projected commercial operation date and the expected construction costs, including “forward‑looking” information, as defined in the Securities Law, regarding which there is no certainty it will materialize (in whole or in part), including due to factors that are not under the control of the CPV Group. The information is based on, among other things, estimates and plans of the CPV Group, and the realization of which is not certain, and which might not be realized due to factors, such as: delays in receipt of permits, an increase in the construction costs, delays in the construction work and/or technical or operational malfunctions, problems or delays regarding signing an agreement for connection to the network or connection of the project to transmission or other infrastructures, an increase in costs due to the commercial conditions in the agreements with main suppliers (such as equipment suppliers and contractors), problems signing an investment agreement with a Tax Equity Partner regarding part of the cost of the project and utilization of the tax benefits (if relevant), problems signing commercial agreements for of the potential revenues from the project, regulatory changes (including changes impacting main suppliers of the projects), an increase in the financing expenses, unforeseen expenses, macro‑economic changes, weather events, impacts of the Coronavirus crisis (including delays and an increase in costs of undertakings in the supply chain, transport and an increase in raw‑material prices), etc. Completion of the projects in accordance with the said estimates is subject to the fulfillment of conditions which as at the approval date of the report had not yet been fulfilled and, therefore, there is no certainty they will be completed in accordance with that stated. Construction delays could even impact the ability of the companies to comply with liabilities to third parties in connection with the projects. For additional details regarding the risk factors involved with the activities of the CPV Group – see Section 8.20 of Part A of the Periodic Report for 2022.

OPC Energy Ltd.
Report of the Board of Directors

5.	Initiation and Construction Projects (Cont.)

A.          Initiation and construction projects in Israel and in the U.S. (Cont.)

1.	Main details with reference to the construction projects or projects that have a PPA for long‑term sale in the United States:[24]

									Total	Amount
									estimated	of the
									construction	investment
									cost for	in the
			Rate of	Presentation					100%	project at
			holdings	format			Expected		of the	March 31,
			of the	in the			commercial		project	2023
		Capacity	CPV	financial		Tech-	operation	Regulated	(NIS	NIS
Project	Status	(megawatts)	Group	statements	Location	nology	date	market	billions)[25]	billions)

CPV Three Rivers LLC (“Three Rivers”)	Under construction	1,258	10%	Associated company	Illinois	Natural gas, combined cycle	The second half of 2023	PJM ComEd	≈ 4.7 (≈ $1.3 billion)	≈ 4 (≈ $1.2 billion)

25 Including initiation fees and reimbursement of pre‑construction development expenses to the CPV Group.

OPC Energy Ltd.
Report of the Board of Directors

5.	Initiation and Construction Projects (Cont.)

A.        Initiation and construction projects in Israel and in the U.S. (Cont.)

Main details with reference to the construction projects in the United States29: (Cont.)

								Total	Amount
								estimated	of the
								construction	investment
								cost for	in the
		Rate of	Presentation					100%	project at
		holdings	format			Expected		of the	March 31,
		of the	in the			commercial		project	2023
	Capacity	CPV	financial		Tech-	operation	Regulated	(NIS	NIS
Project	(megawatts)	Group	statements	Location	nology	date	market	billions)[27]	billions)

CPV Maple Hill Solar LLC (“Maple Hill”).	126 MWdc[26]	[27]100%	Consolidated	Pennsylvania	Solar	Second half of 2023[28]	PJM MAAC market. Long-term PPA. Green certificates[29].	≈ 0.8 (≈ $0.2 billion)[30]	≈ 0.5 (≈ $0.1 billion)

26 About 100 MWac.
27 For details regarding an undertaking subsequent to the date of the report in an investment agreement with “tax partner” (“Tax Equity Partner”) in the amount of about $78 million – see Note 7A(3) to the Interim Statements.
28 For details regarding a change in the project’s supplier of the panels – see Section 8.14.7 of Part A to the Periodic Report for 2022. As at the date of the report, the supply and assembly (installation) of the solar panels in the project had not yet been completed. The expected operation date of Maple Hill could be delayed even beyond that stated, including as a result of delays in arrival of all the required equipment and completion of the assembly (installation) thereof, regulatory factors, changes due to market conditions relating to raw materials and supply chains, or completion of the process of connection with the network by PJM. Delays could impact Maple Hill’s ability to comply with certain availability commitments with third parties and could cause, among other possible consequences, payment of agreement compensation.
29 About half of the electricity is under a long-term PPA agreement, including hedging of the electricity price with a fixed price, and investments with international energy companies for sale of 100% of the project’s green certificates.
30 The expected cost of the investment in the project is subject to changes due to, among other things, the final costs involved in supply of the solar panels, the construction work and/or connection work. Furthermore, the costs in the table include development fees to the CPV Group that are estimated, as at the approval date of the report, at the aggregate amount of about $35 million that could be subject to changes based on the updates of the document of principles with the tax partner. That stated with reference to the amount of the development fees to the credit of (to the benefit of) the CPV Group constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on estimates of the CPV Group as at the date of the report, and that is subject to the final conditions determined, if in fact determined, in a binding agreement with the tax partner, which has not yet been signed.

OPC Energy Ltd.
Report of the Board of Directors

5.	Initiation and Construction Projects (Cont.)

								Total	Amount
								estimated	of the
								construction	investment
								cost for	in the
		Rate of	Presentation					100%	project at
		holdings	format			Expected		of the	March 31,
		of the	in the			commercial		project	2023
	Capacity	CPV	financial		Tech-	operation	Regulated	(NIS	NIS
Project	(MW)	Group	statements	Location	nology	date	market	billions)	billions)

CPV Stagecoach Solar, LLC (“Stagecoach”).	100	100%	Consolidated	Georgia	Solar	First half of 2024	Long-term PPA agreement (including green certificates)[31]	≈ 458 (≈ $127 million)[32]	≈ 173 (≈ $48 million)

31 All of the electricity and the green certificates in the framework of a long-term PPA agreement.
32 Including development fees estimated as at the approval date of the report in the amount of about $23 million. That stated with reference to the amount of the development fees to the credit of the CPV Group constitutes “forward‑looking” as it is defined in the Securities Law, which is based on estimates of the CPV Group as at the date of the approval report, and that is subject final conditions to be determined.

OPC Energy Ltd.
Report of the Board of Directors

5.	Initiation and Construction Projects (Cont.)

B.        Additional details regarding development projects in the U.S.

For additional details – see Section 6B of the Report of the Board of Directors for 2022.

List of development projects

Set forth below is a summary of the scope of the development projects (in megawatts) in the United States as at the approval date of the report33:

Technology	Advanced[34]	Early stage	Total*

Solar[35]	1,650	1,050	2,700
Wind (1)	100	450	550
Total renewable energy	1,750	1,500	3,250

Carbon capture projects (natural gas
with reduced emissions) (2)	1,300	2,000	3,300
Total natural gas	650	600	1,250

*
It is noted that out of the total of the development projects, as stated above, a scope of about 1,600 megawatts (of which about 1,000 megawatts is renewable energy) and about 2,700 megawatts (of which about 700 megawatts is renewable energy) are in the PJM market in an advanced stage and in an initial stage, respectively.

(1)
For additional details regarding the Rogue’s Wind project, with a capacity of 114 megawatts, in Pennsylvania, which signed a long‑term PPA agreement, which is in advanced development and the commencement date of its construction is expected to be in the second half of 2023 – see Section 6A(3) of the Report of the Board of Directors for 2022 and Section 8.14.7 of Part A of the Periodic Report for 2022.

(2)
For additional details regarding development of two power plants with reduced emissions in natural gas that are based on use of advanced technologies for carbon capture – see Section 6A(6) of the Report of the Board of Directors for 2022.

33 The information presented in this section with reference to development projects of the CPV Group, including regarding the status of the projects and/or their characteristics (the capacity, technology, the possibility for integrated carbon capture, etc.), constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized or the manner in which it will be realized. It is clarified that as at the approval date of the report there is no certainty regarding the actual execution of the development projects (in whole or in part), and their progress and the rate of their progress is subject to, among other things, completion of development and licensing processes, obtain control over the lands, signing agreements (such as equipment and construction agreements), execution of construction processes and completion of the connection process, assurance of financing and receipt of various regulatory approvals and permits. In addition, advancement of the development projects is subject to the discretion of the competent authorities of the CPV Group and of the Company.
34 In general, the CPV Group views projects that in its estimation are in a period of up to two years or up to three years to the start of the construction as projects in the advanced development stage (there is no certainty the development projects, including projects in the advanced stage, will be executed). That stated is impacted by, among other things, the scope of the project and the technology, and could change based on specific characteristics of a certain project, as well as from external circumstances that are relevant to a certain project, such as the anticipated activities’ market or regulatory circumstances, including, projects that are designated to operate in the PJM market could be impacted by the changes in the proposed working framework described in Section 8.1.2.2(A) of Part A to the Periodic Report for 2022, and their progress could be delayed as a result of this proposal. It is clarified that in the early development stages (in particular), the scope of the projects and their characteristics are subject to changes, if and to the extent they reach advanced stages.
35 The capacities in the solar technology included in this report are denominated in MWdc. The capacities in the solar technology projects in the advanced development stages and in the early development stages are about 1,300 MWac and about 1,850 MWac.

OPC Energy Ltd.
Report of the Board of Directors

6.          Financial Position as at March 31, 2023 (in millions of NIS)

Category	3/31/2023	12/31/2022	Board’s Explanations

Current Assets

Cash and cash equivalents	1,503	849	For additional information – see the Company’s condensed consolidated statements of cash flows in the interim financial statements and Part 7 below.

Short-term deposits	–	125	The decrease stems from release of short-term deposits.

Short-term deposits and restricted cash	23	36

Trade receivables and accrued income	191	260
Most of the decrease stems from a decrease in accrued income in Israel, in the amount of about NIS 85 million, mainly as a result of the timing differences and the impact of the seasonal factor with respect the sales, which became larger in the period of the report against the background of a change in the hourly demand brackets (for details – see Section 3.2C) above.

Receivables and debit balances	179	190
Most of the decrease stems from a decrease, in the amount of about NIS 70 million, in the balance of other receivables and debit balances in the U.S., mainly as a result of release of collaterals in connection with transactions hedging electricity margins in Valley, offset by an increase, in the amount of about NIS 30 million, in the balance of VAT institutions, and an increase, in the amount of about NIS 18 million, in respect of compensation from Energean (for additional details – see Note 8A(1) to the Interim Statements).

Inventory	8	7

Short-term derivative financial instruments	9	10

Total current assets	1,913	1,477

OPC Energy Ltd.
Report of the Board of Directors

6.	Financial Position as at March 31, 2023 (in millions of NIS) (Cont.)

Category	3/31/2023	12/31/2022	Board’s Explanations

Non-Current Assets

Long-term deposits and restricted cash	54	53

Long-term prepaid expenses and other receivable	198	179	Most of the increase stems from an investment in infrastructures of Zomet, in the amount of about NIS 19 million.

Investments in associated companies	2,419	2,296
The increase stems mainly from equity earnings of the CPV Group and from an increase in the shekel/dollar exchange rate, in the amount of about NIS 63 million, offset by other comprehensive loss, in the amount of about NIS 18 million. For additional details regarding investments in associated companies – see Sections 4D above.

Deferred tax assets	17	22

Long-term derivative financial instruments	58	57

Property, plant and equipment	5,385	4,324
Most of the increase, in the amount of about NIS 870 million, stems from the initial consolidation of the Gat power plant (for additional details – see Note 6A(1) to the Interim Statements), an increase deriving from investments in Israel and the U.S. (mainly in construction and development projects), in the amount of about NIS 199 million, and an increase of about NIS 24 million, in property, plant and equipment in the U.S. due to an increase in the shekel/dollar exchange rate.

This increase was partly offset by depreciation expenses in respect of property, plant and equipment in Israel, in the aggregate amount of about NIS 35 million.

Right-of use assets	354	347

Intangible assets	885	777
Most of the increase derives from recognition of goodwill, in the amount of about NIS 85 million, in respect of acquisition of the Gat power plant, and an increase, in the amount of about NIS 20 million, as a result of the impact of the increase in the shekel/dollar exchange rate on the intangible assets in the U.S.

Total non-current assets	9,370	8,055

Total assets	11,283	9,532

OPC Energy Ltd.
Report of the Board of Directors

6.	Financial Position as at March 31, 2023 (in millions of NIS) (Cont.)

Category	3/31/2023	12/31/2022	Board’s Explanations

Current Liabilities

Current maturities of loans from banks and financial institutions	122	92
Most of the increase stems from update of the current maturities of the project credit in Israel and the U.S. based on the repayment schedules, in the amounts of about NIS 40 million and about NIS 12 million, respectively.

On the other hand, there was a decrease stemming from repayment of project credit in Israel and the U.S. based on the repayment schedules, in the amount of about NIS 11 million and about NIS 12 million, respectively.

Current maturities of loans from holders of non-controlling interests	65	13
Most of the increase stems from update of the current maturities of the loans based on the Company’s expectation regarding the repayment schedule of the debt from holders of non‑controlling interests in Rotem, in the amount of about NIS 52 million.

Current maturities of debentures	112	33
The increase stems from update of the current maturities of the debentures based on the repayment schedules, in the amount of about NIS 95 million. On the other hand, there was a decline stemming from repayment of debentures based on the repayment schedule, in the amount of about NIS 16 million.

Trade payables	338	335

Payables and other credit balances	384	110
Most of the increase, in the amount of about NIS 286 million, derives from deferred consideration in respect of acquisition of the Gat power plant, as detailed in Note 6A(1) to the Interim Statements, an increase, in the amount of about NIS 13 million, in the balance of VAT institutions, offset by a decrease, in the amount of about NIS 15 million, in respect of liabilities for employee wages and payroll‑related agencies, and a decrease in the balance of interest payable, in the amount of about NIS 12 million.

Short-term derivative financial instruments	3	3

Current maturities of lease liabilities	62	61

Current tax liabilities	2	2

Total current liabilities	1,088	649

OPC Energy Ltd.
Report of the Board of Directors

6.	Financial Position as at March 31, 2023 (in millions of NIS) (Cont.)

Category	3/31/2023	12/31/2022	Board’s Explanations

Non-Current Liabilities

Long-term loans from banks and financial institutions	2,243	1,724
Most of the increase stems from a long-term loan, in the amount of about NIS 450 million, for financing acquisition of the Gat power plant (for additional details – see Notes 6 A(1) and 7A(1) to the Interim Statements) and withdrawals, in the amount of about NIS 100 million, in the framework of the Zomet Financing Agreement.

The increase was partly offset by a decrease, in the amounts of about NIS 40 million and about NIS 12 million, as a result of update of the current maturities of the project credit in Israel and in the U.S., respectively.

Long-term loans from holders of non-controlling interests and others	382	424
Most of the decrease stems from a decrease, in the amount of about NIS 88 million, in loans from the holders of non‑controlling interests in Rotem, this being as a result of repayment and update of the current maturities of the loans. This decrease was partly offset by an increase deriving from an increase in the balance of the long‑term loans from the holders of non‑controlling interests in the CPV Group, where an increase of about NIS 37 million is in respect of additional loans provided to the Group and accrual of interest to the principal in the period of the report, and an increase of about NIS 11 million due to an increase of the shekel/dollar exchange rate.

Debentures	1,722	1,807
The decrease stems from update of the current maturities of the debentures (Series B and Series C), in the amount of about NIS 95 million.

On the other hand, there was an increase deriving from linkage differences in respect of the debentures (Series B), in the amount of about NIS 11 million.

Long-term lease liabilities	70	69

Other long-term liabilities	156	146

Liabilities for deferred taxes	473	347	Most of the increase, in the amount of about NIS 110 million, stems from the initial consolidation of the Gat power plant (for additional details – see Note 6A(1) to the Interim Statements).

Total non-current liabilities	5,046	4,517

Total liabilities	6,134	5,166

OPC Energy Ltd.
Report of the Board of Directors

7.	Liquidity and sources of financing (in NIS millions)

	For the
	Three Months Ended
Category	3/31/2023	3/31/2022	Board’s Explanations

Cash flows provided by operating activities	103	91
Most of the increase in the cash flows provided by operating activities stems from an increase in the Group’s working capital, in the amount of about NIS 33 million, offset by a decrease in the income on a cash basis, in the amount of about NIS 20 million.

Cash flows used in investing activities	(263)	(278)
During the period of the report, the Group acquired the Gat power plant, for a consideration of about NIS 268 million (for additional details – see Note 6A(1) of the Interim Statements). On the other hand, cash was provided to the Group, in the amounts of about NIS 125 million and about NIS 73 million, in respect of release of short‑term deposits and in respect of release of collaterals relating to hedging electricity margins in the CPV Group, respectively. In addition, there was a decrease, in the amount of about NIS 79 million, in investments in property, plant and equipment in Israel.

Cash flows provided by financing activities	779	123
Most of the increase in the cash flows provided by financing activities stems from a receipt in the period of the report, in the amount of about NIS 452 million, in respect of a swap of shares of transaction and investment with Veridis (for additional details – see Note 6A(2) of the Interim Statements), a loan, in the amount of about NIS 450 million, for purposes of financing a transaction for acquisition of the Gat power plant (for additional details – see Note 7A(1) of the Interim Statements), and an increase, in the amount of about NIS 148 million, in investments and loans from holders of non‑controlling interests in the CPV Group. On the other hand, in the period of the report the Group repaid a loan to the prior holders of the rights in the Gat power plant, in the amount of about NIS 303 million (for additional details – see Note 6A(1) of the Interim Statements), and in addition there was a decrease, in the amount of about NIS 56 million, in respect of withdrawals from Zomet’s financing agreement framework.

For additional details – see the Company’s condensed consolidated interim statements of cash flows in the Interim Statements.

As at March 31, 2023 and 2022 and as at December 31, 2022, the Group’s working capital (current assets less current liabilities) amounted to about NIS 825 million, about NIS 318 million and about NIS 828 million, respectively.

OPC Energy Ltd.
Report of the Board of Directors

8.	Adjusted financial debt, net

A.	Compositions of the adjusted financial debt, net

For details regarding definition of the net financial debt and the adjusted net financial debt – see Section 9 of the Report of the Board of Directors for 2022.

The following table details the adjusted financial debt, net, as at March 31, 2023 (in millions of NIS)36:

	Method of
	presentation		Cash	Restricted
	in the	Debt	and cash	cash
	Company’s	(including	equivalents	used for
	financial	interest	and	debt service	Net
	statements	payable)	deposits*	reserves	debt

The Company	Consolidated	1,836	261	–	1,575
Rotem	Consolidated	–	79	–	(79)
Hadera	Consolidated	663	15	50	598
Zomet	Consolidated	945	12	–	933
Gat Partnership	Consolidated	447	19	–	428
Gnrgy	Consolidated	3	6	–	(3)
Others in Israel (1)	Consolidated	–	(1) 80	–	(80)
Total Israel and headquarters		3,894	472	50	3,372
Keenan (renewable energy)	Consolidated	307	3	–	304
Maple Hill (renewable energy)	Consolidated	–	8	–	(8)
Fairview	Associate	394	1	–	393
Towantic	Associate	460	10	–	450
Maryland (2)	Associate	300	8	–	292
Shore (2)	Associate	629	8	–	621
Valley (3)	Associate	840	22	–	818
Three Rivers	Associate	298	–	–	298
Others in the U.S.	Consolidated	–	1,020	–	(1,020)
Total U.S.		3,228	1,080	–	2,148

Total adjusted financial debt, net		7,122	1,552	50	5,520

*	Including balances of restricted cash that serve for financing the current ongoing activities of the associated companies.
(1)	Including balances of cash and cash equivalents in OPC Power Plants.

(2)
Companies in the CPV Group are subject to financial covenants by force of the various financial agreements. As at the date of the financial statements, the companies are in compliance with all the financial covenants determined. As part of the financial agreements, an historical debt‑service coverage ratio financial covenant of 1:1 during the last four quarters was determined for Shore and Maryland. As at the date of the financial statements, Maryland and Shore are in compliance with the benchmark (4.06 and 1.13, respectively).

36 In addition, the Group has liabilities to the holders of non‑controlling interests, the balance of which as at March 31, 2023 is about NIS 447 million.

OPC Energy Ltd.
Report of the Board of Directors

8.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

(3)
Based on Valley’s financing agreement, the contractual repayment date of the liabilities, the balance of which as at the date of the report is about NIS 1.5 billion (about $415 million – the share of the CPV Group – 50%) falls on June 30, 2023. In the period of the report and thereafter, Valley reached principle consents for extension of the financing agreement, the main terms of which are: (A) extension of the repayment date of the loan up to May 31, 2026; (B) update of the weighted‑average interest margin on the loan to about 5.75%; and (C) reduction of the scope of the debt by about NIS 200 million (about $55 million), mainly by means of investment by the shareholders (the Company’s share in the investment is about NIS 60 million (about $17 million)). As at the approval date of the report, extension of the financing agreement is contingent on receipt of formal approvals and signing of final documents, which in the estimation of the management of the CPV Group is expected to take place in the second quarter of 2023. It is noted that in a case where the extension documents are not signed on the said date, it is not expected that Valley will be able to repay the loan on June 30, 2023 based on its cash flows from current operating activities. As at the approval date of the report, the said circumstances have no impact on the financial results and activities of the Group and of Valley[37].

37 As stated in Section 8.1.4(F) of Part A of the Periodic Report for 2022, on the approval date of the report Valley submitted a request to receive an environmental permit under Title V, and in the interim period it is permitted to continue its activities under the prior permit up to a final decision (after full utilization of an appeal in a case of a rejection) regarding the Title V permit. Further to that stated in Section 8.1.4(A) to Part A of the Periodic Report for 2022, as at the approval date of the report, the agreement for extension of the statutory time limit was extended up to September 29, 2023. Up to receipt of the Title V permit (if received), the revised terms of Valley’s financing agreement are expected to be negatively impacted by the fact that receipt of the permit has not yet been completed (among other things regarding the extension period of the loan and the interest rate). As at the approval date of the report, there is no certainty that the Title V permit will be received or regarding the timing of its receipt. That stated above includes “forward‑looking” information as it is defined in the Securities Law, which is based on the estimates of the CPV Group. Ultimately, the processes regarding the Title V permit could be different due to regulatory decisions, changes in regulation or the policies the relevant authorities will apply, in such a manner that could have a negative impact on Valley’s activities. That stated regarding signing of the financing extension documents, the expected date of their completion and/or the financing conditions (if signed), including the scope of the investment of the shareholders, constitutes “forward‑looking” information, regarding which there is no certainty it will materialize and/or which might ultimately be different than that stated – this being due to factors that are not under the CPV Group’s control.

OPC Energy Ltd.
Report of the Board of Directors

8.          Adjusted financial debt, net (Cont.)

The following table details the financial debt, net, as at December 31, 2022 (in millions of NIS):

	Method of
	presentation		Cash	Restricted
	in the	Debt	and cash	cash
	Company’s	(including	equivalents	used for
	financial	interest	and	debt service	Net
	statements	payable)	deposits*	reserves	debt

The Company	Consolidated	1,854	584	–	1,270
Rotem	Consolidated	–	25	–	(25)
Hadera	Consolidated	670	8	50	612
Zomet	Consolidated	833	9	–	824
Gnrgy	Consolidated	4	11	–	(7)
Others in Israel	Consolidated	–	96	–	(96)
Total Israel and headquarters		3,361	733	50	2,578
Keenan (renewable energy)	Consolidated	310	2	1	307
Maple Hill (renewable energy)	Consolidated	–	11	–	(11)
Fairview	Associate	442	1	–	441
Towantic	Associate	509	37	2	470
Maryland	Associate	300	6	–	294
Shore	Associate	607	16	–	591
Valley	Associate	895	2	–	893
Three Rivers	Associate	290	–	–	290
Others in the U.S.	Consolidated	–	228	–	(228)
Total U.S.		3,353	303	3	3,047

Total adjusted financial debt, net		6,714	1,036	45	5,625

*	Including balances of restricted cash that serve for financing the current ongoing activities of the associated companies.

OPC Energy Ltd.
Report of the Board of Directors

8.          Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

The following table details the financial debt, net, as at March 31, 2022 (in millions of NIS):
	Method of
	presentation		Cash	Restricted
	in the	Debt	and cash	cash
	Company’s	(including	equivalents	used for
	financial	interest	and	debt service	Net
	statements	payable)	deposits*	reserves	debt

The Company	Consolidated	1,814	157	–	1,657
Rotem	Consolidated	–	54	–	(54)
Hadera	Consolidated	677	46	46	585
Zomet	Consolidated	682	68	–	614
Gnrgy	Consolidated	4	17	–	(13)
Others in Israel	Consolidated	–	90	–	(90)
Total Israel and headquarters		3,177	432	46	2,699
Keenan (renewable energy)	Consolidated	301	4	–	297
Maple Hill (renewable energy)	Consolidated	–	16	–	(16)
Fairview	Associate	466	3	–	463
Towantic	Associate	482	6	–	466
Maryland	Associate	302	–	–	302
Shore	Associate	551	3	–	548
Valley	Associate	912	4	–	908
Three Rivers	Associate	250	1	–	249
Others in the U.S.	Consolidated	–	216	–	(216)
Total U.S.		3,264	263	–	3,001

Total adjusted financial debt, net		6,441	695	46	5,700

*	Including balances of restricted cash that serve for financing the current ongoing activities of the associated companies.

B.	Interest and linkage bases

For information regarding interest and linkage bases – see Section 9 of the Report of the Board of Directors for 2022.

C.
Financial covenants

The Company and its investee companies are subject to financial covenants provided in their financing agreements and trust certificates. As at the date of the financial statements, the Company and its investee companies were in compliance with all the financial covenants provided. For detail regarding the covenants for violation, relating to significant loans and debentures – see Note 7C to the Interim Statements[38]:

38 For a description of the material financial covenants of the Company and the investee companies – see Sections 7.18.3 and 10.5 to Part A to the Periodic Report for 2022.

OPC Energy Ltd.
Report of the Board of Directors

Movement in the adjusted financial debt, net, for the three‑month period ended March 31, 2023:

(*)	Includes the amount of about NIS 21 million in respect of current payments and the amount of about NIS 224 million in respect of payments relating to construction projects.

(**)	Most of the decrease, in the amount of about NIS 73 million, is a result of release of collaterals in connection with hedging of the electricity margins in the CPV Group.
(***)	In respect of translation of the net financial debt of the U.S. which is denominated in dollars into the Company’s functional currency.

OPC Energy Ltd.
Report of the Board of Directors

9.	Additional Events in the Company’s Areas of Activity

Activities in Israel

A.
Completion of investment transaction and a structural change in the area of activities in Israel – for additional details regarding completion of the transaction in the period of the report and the terms of the shareholders’ agreement – see Section 2.4.1 of Part A of the Periodic Report for 2022 and Note 6A(2) to the Interim Statements.

B.
Completion of transaction for acquisition of the power plant in the Kiryat Gat Industrial Zone and the financing agreement – for additional details regarding the acquisition transaction of the Gat power plant and the related project financing agreement that was completed in the period of the report – see Notes 6A(1) and 7A(1) to the Interim Statements and the Company’s Immediate Report dated March 30, 2023 (Reference No.: 2023‑01‑032026).

C.
Commercial operations of the Karish reservoir (Energean agreement) in the end of March 2023 – for additional details regarding the commercial operation of the Karish reservoir in the period of the report – see Note 8B(1) to the Interim Statements.

In the Company’s estimation, upon the commercial operation of the Karish reservoir, an annual monetary savings is expected estimated at about NIS 60 million, based on the average projected gas consumption of Rotem and Hadera38.

39 That stated above regarding estimate of the expected monetary savings, includes “forward‑looking” information, as it is defined in the Securities Law, regarding which there is no certainty it will be realized or the manner of its realization, which is dependent on, among other things, factors that are not under the Company’s control, operating factors, third parties, changes in the actual gas consumption, currency rate of exchange, etc.

OPC Energy Ltd.
Report of the Board of Directors

9.	Additional Events in the Company’s Areas of Activity (Cont.)

Activities in Israel (Cont.)

D.	Win in a tender of Israel Lands Authority for construction of facilities for generation of electricity using renewable energy in Israel

On May 10, 2023, the Group was announced as a winner in a tender of Israel Lands Authority for planning and an option to acquire lease rights in land for construction of facilities for generation of electricity using renewable energy using photovoltaic technology together with storage with respect to three sites in the area of the Local Industrial Council of Naot Hovav, with a cumulative scope of about 2,270 dunams. The Group’s bids in the tender amount, in the aggregate, to about NIS 484 million for the three sites. In light of proximity of the sites to each other, the Group intends to advance construction of a project for generation of electricity using photovoltaic technology on the sites that are the subject of the tender with a cumulative capacity of about 245 megawatts plus storage capacity estimated at a capacity of about 1,375 megawatts per hour. Pursuant to the Company’s initial estimate, the proximity of the sites that are the subject of the win to each other should allow a continuous project in such a manner that will lead to savings on costs and streamlining the development processes. In the Group’s estimation, the total cost of the three projects (including the land) is estimated at about NIS 2.2 billion to about NIS 2.4 billion, and in this preliminary stage, subject to completion of all the development processes and receipt of the required approvals, the project will reach the construction stage in the first half of 2026.

For additional details regarding the tender and the payment terms included therein – see Note 10G to the Interim Statements.

The win in the tender is part of realization of the Group’s strategy and targets for expansion of its activities in the area of generation and supply of electricity in Israel, in general, and in the area of renewable energy, in particular (as stated in Part A of the Periodic Report for 2022) and constitutes a significant foothold in the area of generation of solar energy and storage in Israel. At the same time, the Group is advancing undertakings with consumers in Israel in agreements for supply of electricity and energy from renewable sources (including storage).

As at the approval date of the report, there is no certainty that the approvals and the required consents for development of the project will be completed with respect to any of the sites.

OPC Energy Ltd.
Report of the Board of Directors

9.	Additional Events in the Company’s Areas of Activity (Cont.)

Activities in Israel (Cont.)

E.
Tender for sale of Eshkol as part of the reform of Israel Electric Company[41] – on May 22, 2023, OPC Holdings Israel submitted (through a designated company as stated below) a bid for acquisition of the Eshkol power plant as part of a tender of Israel Electric Company. The bid was submitted by a joint company held in equal shares (50/50) by OPC Holdings Israel and the Noy Fund, after they received the required approvals for their members and after signing the agreements governing the relationships between the parties in connection with their holdings in the Eshkol power plant. On May 22, 2023, the Group, by means of a joint designated company held in equal shares by OPC Power Plants Ltd. (a subsidiary that is held at the rate of 80% (indirectly) by the Company) and a company held by the Noy Fund, submitted a bid for acquisition of the Eshkol power plant, in the framework of a tender of Israel Electric Company. That stated above is after receiving the approvals for submission of the joint bid and signing of an agreement that governs the relationships between the parties in connection with their holdings in the designated company (if it is declared the winner). The tender includes acquisition of a number of generation units that operate using conventional technology (natural gas) with a cumulative capacity of about 1,680 megawatts[42], and the possibility to construct additional capacity of 600 megawatts to 850 megawatts[43] based on regulations of the Electricity Authority, for the Eshkol site that is located in the Ashdod area. In order to secure the bid, the shareholders of the designated company (each one based on its proportionate share) provided a bank guarantee, in the aggregate amount of NIS 100 million[44].

Further to that stated in Section 7.2.8 of the Periodic Report for 2022 regarding the aggregate capacity allocated to the Group for purposes of the Concentration Regulations, it is noted that to the extent the designated company is declared as the winner in the tender, the aggregate capacity allocated to the Group will be about 3,150 megawatts.

F.
Agreement for sale of electricity (PPA) with Bazan – further to that stated in Section 7.6.2 of the Company’s Periodic Report for 2022 regarding an agreement of Rotem for sale of electricity (PPA) to Bazan, in May 2023, new PPA agreements were signed between Rotem and Bazan for supply of electricity to the consumption facilities of the Bazan Group (hereinafter – “the PPA Agreements” or “the Undertaking”) for a maximum scope of 125 megawatt/hour. Supply of the electricity is in exchange for a payment equal to the TAOZ (load time) high‑voltage tariff determined from time to time by the Electricity Authority and less a discount on the generation component in accordance with the rates and arrangements detailed in the agreement. The period of the agreement is ten years, commencing from July 2023 (upon conclusion of the present agreement as stated in above‑mentioned Periodic Report), subject to grounds for early termination[45], along with defined exit points commencing after the passage of 5 years from the commencement date of the supply and pursuant to the provisions agreed to. As part of the Undertaking, additional provisions were included that are customary in PPA agreements of this type, among other things, regarding consumption in excess of the maximum quantity, a commitment for availability of the power plant and supply of the electricity from different sources.

41  For additional details – see Section 7.2.11.2 of Part A of the Periodic Report for 2022.
42 Out of this capacity, steam units on the site with a cumulative capacity of about 912 megawatts, are expected to discontinue their activities within 3 – 6 years, while the other units are expected to operate based on a license for a period of 20 years.
43 The possibility of constructing the additional capacity is subject to the existence of additional conditions, among others, approval of the site plan for construction of the additional capacity (which as at the approval date of the report there is no certainty regarding their ultimate existence of the timing of their occurrence).
44 Which based on the tender will be updated to NIS 200 million in a case of announcement of a win in the tender.
45 Including, non‑compliance with the commitments (including, as stated, with reference to supply of renewable energy sources, license cancellation, construction of a generation facility using natural gas by Bazan above a certain capacity, and etc. – all of this subject to the provisions determined.

OPC Energy Ltd.
Report of the Board of Directors

9.	Additional Events in the Company’s Areas of Activity (Cont.)

Activities in Israel (Cont.)

F.	Agreement for sale of electricity (PPA) with Bazan – (Cont.)

In addition, as part of the Undertaking provisions were included regarding supply of electricity in the scope of about 50 megawatts from renewable energy generation facilities in a graduated manner, starting from January 2025 and in accordance with the dates stipulated46, and “green certificates”47 subject to ceilings and the conditions agreed to. The arrangements in respect of supply of the electricity based on generation from renewable energy constitute part of the Company’s strategy to expand its activities in the area of renewable energy and supply of electricity from renewable energy sources in Israel.

46 Subject to entry into effect of the decision of the Electricity Authority regarding regulation of the activities of generation and storage facilities that are connected to or integrated in the distribution network (grid).
47 The certificates constitute exclusive approval for the quantity of energy that will be generated in Israel from a renewable energy source. At the present time, there are green certificates in Israel of the IREC (International Renewable Energy Certificate) type that are issued by the international IREC organization and that meet the international standard regarding green certificates and the use thereof.

OPC Energy Ltd.
Report of the Board of Directors

9.	Additional Events in the Company’s Areas of Activity (Cont.)

Activities in the U.S.

G.
Completion of the transaction for acquisition of Mountain Wind subsequent to the date of the report and the financing agreement – for details regarding completion of the acquisition transaction and the related financing agreement, see Notes 6B(1) and 7A(2) to the Interim Statements and the Company’s Immediate Report dated April 9, 2023 (Reference No.: 2023‑01‑034375).

H.
Signing of a Tax Equity Partner agreement in the Maple Hill project subsequent to the date of the report – for additional details, see Note 7A(3) to the Interim Statements and the Company’s Immediate Report dated May 14, 2023 (Reference No.: 2023‑01‑043609).

I.	Reaching of principle consents with Valley’s lenders for extension of the credit agreement – for additional details, see Section 8A(3) above and Note 10F to the Interim Statements.

J.
Proposed Clean Power Plan – in May 2023, the U.S. Environmental Protection Agency announced a proposal Clean Power Plan 2.0, the goal of which is to significantly limit emission of greenhouse gases from generation of energy through fossils. Pursuant to the proposal, the regulation will require large electricity generation facilities operating using natural gas with an output coefficient of more than 50% to integrate burning of hydrogen or, alternatively, carbon capture technology – this being commencing from 2032 or 2035, respectively. As at the approval date of the report, the said proposal, is not final and will be subject to comments of the public and a thorough examination process. In CPV’s estimation, the proposed plan could undergo significant changes before its potential application in 2024.

10.	Debentures (Series B) and (Series C)

In the period of the report, there were no significant changes in the details of the outstanding debentures issued by the Company and that were offered to the public pursuant to a prospectus, the details of the trustees for the debentures, the conditions for call the debentures for immediate repayment, compliance on the part of the Company with these conditions and the collaterals for the debentures, as detailed in Section 11 to the Report of the Board of Directors for 2022 and in Note 17 to the consolidated financial statements for 2022.

The Company is in compliance with all the conditions of the Company’s debentures (Series B and Series C) and the trust certificates. The Company was not required to take any action in accordance with the request of the trustees for the said debentures.

11.	Impacts of changes in the macro‑economic environment on the Group’s activities and its results

Changes in the macro‑economic environment, which are characterized by high rates of inflation, strengthening of the dollar against the shekel and rising interest rates, could impact the Group’s activities in different ways, including, an impact on the electricity generation component (and as a result an impact on the Company’s natural gas revenues and costs) and other index‑linked revenues, an increase in fixed expenses (including wages), maintenance costs, project construction costs – both in Israel and overseas, equipment acquisition costs and financing expenses in respect of loans and debentures the Group companies are liable for that bear variable interest and/or are linked to the CPI. In addition, an increase in the interest rate could impact the economic feasibility of projects under construction, the discount rates used for examining impairment of the value of active projects, projects under construction or in the development stage and cash‑generating units to which goodwill was allocated, and the fair value of a liability in respect of a profit‑sharing plan in the CPV Group. It is noted that changes in the currency exchange rate, particularly the exchange rate of the dollar, also impact the Company.

OPC Energy Ltd.
Report of the Board of Directors

11.	Impacts of changes in the macro‑economic environment on the Group’s activities and its results (Cont.)

Set forth below is disclosure regarding impacts of changes in the currency exchange rates, CPI and interest rates on the Group’s activities. Taking into account the complexity of an analysis of the impacts of the said factors, particularly since some of them are indirect (and not direct) impacts and the existence of reciprocal relationships between the various macro‑economic parameters, the Company is not able to estimate the impacts of the changes in the said macro‑economic parameters on the Company’s overall results.

Currency (particularly the dollar)

The Group is exposed to changes in the currency exchange rates, particularly the exchange rate of the dollar.

Regarding its activities in Israel, the Company is exposed to a change in the exchange rate of the dollar, directly and indirectly, due to the linkage of a significant part of its revenues to the generation tariff (which is impacted, in part, by changes in the exchange rate of the dollar), while on the other hand acquisitions of the natural gas, some of which are linked to the dollar exchange rate and/or are denominated based on the dollar exchange rate, are also linked to the generation tariff and include dollar floor prices.

Therefore, even though an increase in the rate of the dollar increases the cost of the natural gas purchased by the Company, the structure of the revenues includes a partial natural hedge that reduces the said exposure. Nonetheless, it is pointed out that generally the generation component is updated once a year, and accordingly timing differences are possible between the impact of a rise in the rate of the dollar on the current gas cost and its impact on the Company’s gross margin. The said timing differences could have a negative effect on the Company’s current profit and cash flows in the short run. In the long run, a rise in the rate of the dollar will lead to an increase in the generation tariff and, in turn, to an increase in the Company’s revenues corresponding to the increase in the gas costs, such that a strengthening of the dollar could adversely impact the Company’s profits.

In addition, from time to time the Company enters into hedges of the currency exposure in significant construction and maintenance contracts that are denominated in different currencies, particularly the dollar and the euro.

It is noted that from time to time, and based on business considerations and risk‑management policies, the Company makes use of forward contracts on the exchange rates.

With reference to the Company’s investment in the CPV Group, which operates in the U.S. with a dollar functional currency, in general a fall in the dollar rate has a negative impact on the dollar value of the Company’s investment and on the Company’s net income and shareholders’ equity. On the other hand, due to the need to raise financing in Israel in shekels in order to finance the expected investments in the construction and development projects of the CPV Group, an increase in the dollar could lead to an increase in the financing requirements in order to realize these investments.

OPC Energy Ltd.
Report of the Board of Directors

11.	Impacts of changes in the macro‑economic environment on the Group’s activities and its results (Cont.)

CPI (inflation)

The Group is exposed to changes in the CPI. Regarding its activities in Israel, the Company is exposed to changes in the CPI, directly and indirectly, mainly due to linkage of a significant part of its revenues to the generation component (which is impacted partly by a change in the CPI). On the other hand, purchases of the natural gas are partly linked to the generation component and include, as stated, a dollar floor price. Also, part of the Company’s capital costs and investments are linked to the CPI, directly or indirectly. Therefore, despite the fact that an increase in the CPI increases the Company’s costs and investments, the structure of the revenues includes a partial natural hedge that reduces the said exposure, such that the Company’s profits could be positively affected by an increase in the CPI.

Furthermore, the Company is exposed to changes in the CPI with respect to the terms of the Company’s debentures (Series B) and part of Hadera’s loans (regarding which hedging transactions were not executed as detailed in Note 23 to the financial statements for 2022). An increase in the CPI increases the Company’s liabilities and financing costs. In order to reduce part of the exposure to changes in the CPI with respect to Hadera’s loans, in June 2019 the Group entered into transactions with a bank for purposes of hedging part of the exposure to the CPI.

Interest rates

The Group loans and liabilities bearing variable interest that is based on prime or Libor plus a margin. An increase in the variable interest rates could cause an increase in the Group’s financing costs. In addition, an increase in the interest rates could impact the discount rates for projects (active, under construction and in development) and could also lead to a lack of economic feasibility of continued development and/or acquisition of projects and a slowdown in the Company’s growth processes, along with an existence of signs of impairment of value of assets and/or recording of impairment losses in the financial statements.

In order to reduce the exposure to changes in the interest rate in Israel (mainly prime), the Group makes use of mix of loans (including credit frameworks) and debentures in such a manner that part of the loans and the debentures bear fixed interest and part of them bear variable interest.

Most of the long‑term loans and credit frameworks of the CPV Group (including through associated companies) bear variable interest (mainly Libor) and have cash flow exposure to changes in the interest rates. In order to reduce part of the exposure to interest risk, the CPV Group enters into transactions for swap of variable dollar interest for fixed dollar interest with respect to part of its long‑term loans.

For additional details regarding the Group’s policies for management of the financial risks and sensitivity analyses – see Note 23 to the financial statements for 2022.

OPC Energy Ltd.
Report of the Board of Directors

12.	Significant valuations

Transaction for acquisition of the Gat power plant

Further to that stated in Note 6(1)1 to the Interim Statements regarding completion of a transaction for acquisition of all the rights in the Gat Power Plant on March 30, 2023, on the completion date of the transaction the Company performed a valuation for determination of the fair value of the identified assets and liabilities of the Gat Power Plant and determination of the amount of the goodwill and the manner of allocation thereof to the cash‑generating units, by means of an external independent appraiser (BDO Ziv Haft). For additional details regarding the valuation – see Note 6A(1) to the Interim Statements. Up to the approval date of the report, the Company had not yet completed allocation of the acquisition cost – this being in light of the short period of time from the date of the business combination and the approval date of the report, and as a result part of the fair value data is still not final and there could be changes to them.

Details in the valuation:

Subject matter of the valuation
Determination of the fair value of the identified assets and liabilities of the Gat power plant and determination of the amount of the goodwill and the method for allocation thereof to the cash‑generating units pursuant to the provisions of IFRS 3.

Date of the valuation	March 30, 2023.

Value of the identified assets and liabilities and the amount of the goodwill as at the valuation date	About NIS 555 million.

Identity of the appraiser and his characteristics
The valuation was performed by a team headed by Mr. Sagiv Mizrahi, CPA, a partner and team manager in the Corporate Finance Department of the Office of BDO (Ziv Haft). Sagiv has a Bachelor’s degree in applied mathematics from Bar Ilan University and a Master’s degree in business administration (MBA), with honors, and a specialization in financial management from Tel‑Aviv University. Sagiv has more than 10 years of experience in the areas of business and economic consulting, valuations of companies and financial instruments and economic–accounting work of various types in accordance with International Financial Reporting Standards (IFRS) and generally accepted accounting principles in the U.S. (U.S GAAP). In the past, Sagiv was a lecturer at Bar Ilan University in accounting and valuations.

Valuation model
The fair value of the power plant was estimated using the revenues’ method, the multi‑period excess earnings method (MPEEM). The fundamental assumption of this method is that the value of the asset being estimated equals the present value of the free cash flows allocable to the asset less the fair rate of return of the required assets (the cash flow assets) for purposes of realization of these cash flows.

The assumptions based on which the appraiser performed the valuation
–          The nominal shekel weighted‑average cost of capital (WACC) rates ranges between 8% and 8.75%.

–          Forecast years – represents the period between March 31, 2023 and up to December 31, 2059, and is based on an estimate of the economic useful life of the power plant.

OPC Energy Ltd.
Report of the Board of Directors

12.	Significant valuations (Cont.)

Transaction for acquisition of the Mountain Wind wind plants

Further to that stated in Note 6B(1) to the Interim Statements with respect to completion of the transaction for acquisition of all of the rights in the Mountain Wind project on April 5, 2023, as at the completion date of the transaction the CPV Group made an initial valuation in order to determine the fair value of the identified assets and liabilities of the Mountain Wind project as well as to determine the amount and manner of allocation of the goodwill to the cash‑generating units. For additional details regarding the valuation – see Note 6B(1) to the Interim Statements. Up to the approval date of the report, the CPV Group had not yet completed allocation of the acquisition cost – this being in light of the short period of time from the date of the business combination and the approval date of the report, and as a result part of the fair value data is still not final and there could be changes to them.

Details in the valuation:

Subject matter of the valuation	Determination of the fair value of the identified assets and liabilities of the Mountain Wind project and determination of the amount of the goodwill pursuant to the provisions of IFRS 3.

Date of the valuation	April 5, 2023.

Value of the identified assets and liabilities and the amount of the goodwill as at the valuation date	About NIS 625 million.

Identity of the appraiser and his characteristics	As at the approval date of the report, an initial allocation of the acquisition cost was made by the CPV Group

Valuation model	The fair value was estimated using the DCF method by means of discounting the project’s future pre‑tax cash flows, at an after‑tax weighted‑average cost of capital (WACC).

The assumptions based on which the appraiser performed the valuation
–   The nominal shekel weighted‑average cost of capital (WACC) rates ranges between 5.75% and 6.25%.

–   Market prices – the market prices (electricity, availability of RECs, etc.) are based PPA agreements and market forecasts received from external, independent information  sources, taking into account the region and the relevant market for each project and the relevant regulation.

–   Forecast years – between 20 and 39 years, and is based on an estimate of the economic useful life of the project’s power (wind) plant.

Yair Caspi	Giora Almogy
Chairman of the Board of Directors	CEO

Date: May 23, 2023